March 17, 2009

VIA EDGAR AND TELEFAX (202-772-9218)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549-6010

Attn: Geoffrey Kruczek, Esq. and Mary Beth Breslin, Esq.

Re:	Registration Statement on Form S-3, as amended
File No. 333-156066 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Microfluidics International Corporation, a Delaware corporation (the “Company”), hereby respectfully applies for the withdrawal of the above-referenced Registration Statement and requests that the Commission consent thereto.

The Registration Statement was filed by the Company on behalf of a securityholder pursuant to the terms of a registration rights agreement between the Company and that securityholder. The parties have subsequently amended the terms of that agreement to eliminate the Company’s obligation to file a registration statement at this time.

No securities have been or will be sold under the Registration Statement. The Registration Statement was not declared effective by the Commission.

We appreciate your assistance in this matter. If you have any questions, please do not hesitate to contact the undersigned or Jeffrey M. Stoler, Esq. of McCarter & English, LLP.

Very truly yours,

MICROFLUIDICS INTERNATIONAL CORPORATION

By:	/s/ Brian E LeClair
Brian E. LeClair
Executive Vice-President and Chief Financial Officer